UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 e 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

2010 CALENDAR OF CORPORATE EVENTS

Company Name	Banco Santander (Brasil) S.A.
Central Office Address	Avenida Presidente Juscelino Kubitschek nº 2041 e 2235 - Bloco A, Vila Olímpia - CEP 04543-011 - São Paulo/ SP
Internet Site	www.santander.com.br
Investors Relations Officer	Name: Carlos Alberto López Galán
E-mail: ri@santander.com.br
Telephone(s): +55 (11) 3553-3300
Responsible for Investor Relations Area	Name: Luiz Felipe Taunay Ferreira
E-mail: ri@santander.com.br
Telephone(s): +55 (11) 3553-3300
Publications (and locality) in which its corporate documents are published	Diário Oficial do Estado de São Paulo e Valor Econômico (São Paulo-SP)
The Company is subject to the arbitration of the Market Arbitration Chamber pursuant to the arbitration clause in the Company’s Bylaws

Annual and Consolidated Financial Statement, when applicable, as of 12/31/2009
EVENT	DATE
Accessible to Stockholders and Submission to BM&F Bovespa, CVM and SEC	02/04/2010
Publication	02/05/2010

Standardized Financial Statement (DFP), as of 12/31/2009
EVENT	DATE
Submission to BM&F Bovespa and CVM	02/04/2010

Cash proceeds in the allocation of the result for fiscal year ended 12/31/2009(*)
Proceed	Event Base-Date	Amount (R$ Million)	Value in R$/1,000 Shares		UNIT	Pay Day
			ON	PN
Interest on Equity	04/28/2009	340,000,000	Gross - R$ 0.9974234393	Gross -R$1.0971657832		02/22/2010
Interest on Equity	06/30/2009	285,000,000	Gross - R$0.8360755300	Gross - R$ 0.9196830830		02/22/2010
Interest on Equity	12/23/2009	200,000,000	Gross - R$ 0.4788534080	Gross - R$ 0.5267387488	Gross -R$52.6738748800	02/22/2010
Interim Dividends	12/23/2009	327,400,000	R$ 0.7838830289	R$ 0.8622713318	R$ 86.2271331795	02/22/2010
Interim Dividends	12/23/2009	422,600,000	R$ 1.0118172511	R$ 1.1129989763	R$ 111.2998976255	02/22/2010
(*) the above proceeds will be ratified at the 2010 Ordinary Shareholders’ Meeting.

Annual Information - Reference Form as of 12/31/2009
EVENT	DATE
Submission to BM&F Bovespa and CVM	05/28/2010

Annual Financial Statements – 20F, as of 12/31/2009
EVENT	DATE
Submission to SEC, CVM, NYSE and BM&F Bovespa	06/30/2010

Quarterly Financial Statements - ITR
EVENT	DATE
Submission to BM&F Bovespa and CVM
- Referring to 1st quarter	04/29/2010
- Referring to 2nd quarter	07/29/2010
- Referring to 3rd quarter	10/28/2010

Quarterly Financial Statements in English - (BRGAAP)
EVENT	DATE
Submission to SEC, NYSE and accessible to stockholders
- Referring to 1st quarter	04/29/2010
- Referring to 2nd quarter	07/29/2010
- Referring to 3rd quarter	10/28/2010

Quarterly IFRS Interim Financial Statements
EVENT	DATE
Submission to BM&F Bovespa and CVM
- Referring to 1st quarter	04/29/2010
- Referring to 2nd quarter	07/29/2010
- Referring to 3rd quarter	10/28/2010

Quarterly IFRS Interim Financial Statements in English
EVENT	DATE
Submission to SEC, NYSE and accessible to stockholders
- Referring to 1st quarter	04/29/2010
- Referring to 2nd quarter	07/29/2010
- Referring to 3rd quarter	10/28/2010

Extraordinary Shareholders’ Meeting
EVENT	DATE
Publication of the Call Notice	DOESP – December 30 and 31,2009 and January 05, 2010 VALOR - December 30,2009 and January 04 and 05, 2010
Submission of the Call Notice to BM&F Bovespa, CVM, SEC and accessible to stockholders accompanied by the Administrative Proposal, when available	12/29/2009
Extraordinary Shareholders’ Meeting	02/03/2010
Submission of the Minutes of the Extraordinary Shareholders’ Meeting to BM&F Bovespa, CVM, SEC and accessible to stockholders	02/03/2010

General Shareholders’ Meeting
EVENT	DATE
Publication of the Call Notice	03/26/2010
Submission of the Call Notice to BM&F Bovespa, CVM, SEC and accessible to stockholders accompanied by the Administrative Proposal, when available	03/25/2010
General Shareholders’ Meeting	04/28/2010
Submission of the Minutes of the General Shareholders’ Meeting to BM&F Bovespa, CVM, SEC and accessible to stockholders	04/28/2010

Board of Directors’ Meeting
EVENT	DATE
To approve the Annual Financial Statement, as of 12/31/2009	02/02/2010
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	02/02/2010
EVENT	DATE
Board of Directors’ Meeting	03/22/2010
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	03/22/2010
EVENT	DATE
Board of Directors’ Meeting	04/28/2010
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	04/28/2010
EVENT	DATE
Board of Directors’ Meeting	06/30/2010
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	06/30/2010
EVENT	DATE
Board of Directors’ Meeting	07/27/2010
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	07/27/2010
EVENT	DATE
Board of Directors’ Meeting	09/22/2010
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	09/22/2010
EVENT	DATE
Board of Directors’ Meeting	10/27/2010
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	10/27/2010
EVENT	DATE
Board of Directors’ Meeting	12/22/2010
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	12/22/2010

Quiet Period
EVENT	DATE
- Referring to 4th quarter of 2009	From Jan 20, 2010 to Feb 03,2010
- Referring to 1st quarter of 2010	From Apr 14 to 28, 2010
- Referring to 2nd quarter of 2010	From July 14 to 28, 2010
- Referring to 3rd quarter of 2010	From Oct 13 to 27, 2010

Earnings Release
EVENT	DATE
- Referring to 4th quarter of 2009	02/04/2010
- Referring to 1st quarter of 2010	04/29/2010
- Referring to 2nd quarter of 2010	07/29/2010
- Referring to 3rd quarter of 2010	10/28/2010

Conference Call e Webcast (in English and Portuguese)
EVENT	DATE
- Referring to 4th quarter of 2009	02/04/2010
- Referring to 1st quarter of 2010	04/29/2010
- Referring to 2nd quarter of 2010	07/29/2010
- Referring to 3rd quarter of 2010	10/28/2010

Public Meeting with Analysts and Shareholders
EVENT	DATE
Public Meeting with Analysts and Shareholders	03/05/2010 – São Paulo (Brazil)
03/08/2010 – Rio de Janeiro (Brazil)
08/19/2010 – São Paulo (Brazil)
08/20/2010 – Minas Gerais (Brazil)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 04, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antonio Martins de Araújo Filho
Marco Antonio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Director and Executive Vice President